Exhibit 99.1

Secoo Reports Unaudited Fourth Quarter and Full Year 2017 Results

BEIJING, March 22, 2018 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Highlights for Fourth Quarter 2017:

•                  GMV1 reached RMB1,943.4 million (US$298.7 million) for Q4 2017, representing an increase of 43.9% from Q4 2016.

•                  Total number of orders2 was 549.4 thousand for Q4 2017, representing an increase of 57.6% from 348.7 thousand for Q4 2016.

•                  Number of active customers3 increased by 66.3% to 0.2 million for the Q4 2017.

•                  Total net revenues reached RMB1,411.6 million (US$217.0 million), increasing by 60.5 % from Q4 2016.

•                  Gross margin was 15.5% for Q4 2017, compared to 15.2% in Q4 2016.

•                  Net income increased by 74.1% to RMB47.0 million (US$7.2 million) for Q4 2017 from RMB27.0 million for Q4 2016.

•                  Non-GAAP net income4 increased by 224.1% to RMB87.5 million (US$13.4 million) for Q4 2017 from RMB27.0 million in Q4 2016.

•                  Basic and diluted net income per share was RMB1.84 (US$0.28) and RMB1.76 (US$0.27), respectively, for Q4 2017, compared to basic and diluted net loss per share of RMB19.7 and RMB19.7, respectively, for Q4 2016.  Basic and diluted net income per American Depositary Share (“ADS”) was RMB0.92 (US$0.14) and RMB0.88 (US$0.14), respectively, for Q4 2017, compared to basic and diluted net loss per ADS of RMB9.85 and RMB9.85, respectively, for Q4 2016. Two ADSs represent one ordinary share.

•                  Basic and diluted non-GAAP net income per share5 was RMB3.42 (US$0.53) and RMB3.28 (US$0.50) respectively for Q4 2017, compared to basic and diluted non-GAAP net income per share of RMB3.60 and RMB1.29, respectively, for Q4 2016.  Basic and diluted non-GAAP net income per ADS was RMB1.71 (US$0.26) and RMB1.64 (US$0.25), respectively, for Q4 2017, compared to basic and diluted non-GAAP net income per ADS of RMB1.80 and RMB0.64, respectively, for Q4 2016.

Highlights for Full Year 2017:

•                  GMV1 reached RMB5,262.4 million (US$808.8 million) for full year 2017, representing an increase of 51.6% from 2016.

•                  Total number of orders2 was 1,437.0 thousand for full year 2017, representing an increase of 50.7% from 953.7 thousand for 2016.

•                  Total registered customers reached18.7 million as of December 31, 2017 from 13.1 million as of December 31, 2016.

•                  Total net revenues reached RMB3,740.5 million (US$574.9 million) for the full year 2017, increasing by 44.2% from 2016.

•                  Gross margin was 16.4% for full year 2017, compared to 15.4% for 2016.

•                  Net income was RMB133.4 million (US$20.5 million) for full year 2017 compared with a net loss of RMB44.6 million for 2016.

•                  Non-GAAP net income4 was RMB179.5 million (US$27.6 million) for full year 2017, compared with a non-GAAP net loss of RMB44.3 million for 2016.

•                  Basic and diluted net loss per share was RMB5.55 (US$0.85) for full year 2017, compared to basic and diluted net loss per share of RMB89.06 for 2016.  Basic and diluted net loss per ADS was RMB2.78 (US$0.43) for full year 2017, compared to RMB44.53 for 2016.

•                  Basic and diluted non-GAAP net income per share5 was RMB14.36 (US$2.21) and RMB13.42 (US$2.06), respectively, for full year 2017, compared to basic and diluted non-GAAP net loss per share of RMB6.16 and RMB6.16, respectively, for 2016.  Basic and diluted non-GAAP net income per ADS was RMB7.18 (US$1.10) and RMB6.71 (US$1.03), respectively, for full year 2017, compared to basic and diluted non-GAAP net loss per ADS of RMB3.08 and RMB3.08, respectively, for 2016.

1 GMV is to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.

2 Total orders are to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.

3 Active customer is customer through whose account that made at least one purchase during the period.

4 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income, excluding share-based compensation expenses.  See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

5 Basic and diluted non-GAAP net income per share is a non-GAAP financial measure, which is defined as non-GAAP net income, divided by weighted average number of basic and diluted outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  Basic and diluted Non-GAAP net income per ADS is equal to basic and diluted non-GAAP net income per share divided by two as two ADSs represent one ordinary share.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “2017 was a landmark year for Secoo as we not only successfully completed our IPO on the Nasdaq Global Market, but also significantly advanced our corporate strategy to lead the rapid development of China’s upscale consumer market. We are pleased to conclude the robust year of 2017 by achieving significant top-line growth with improved profitability in the fourth quarter.”

“The impressive growth in our GMV and transaction volume base in the fourth quarter was primarily driven by the strong performance across bags, watches, apparel, footwear, sports and beauty products, while our number of active customers increased by 66.3% from the fourth quarter of 2016,” continued Mr. Li. “China’s transformation to a consumption driven economy has created enormous and increasing consumer demand for high-quality products and services. As a leader in the luxury consumer market with a firm commitment to serve high-end customers with extensive and superior merchandise and lifestyle portfolios, Secoo endeavors to expand our product and service offerings by expanding into new categories, strengthening brand partnerships with more major luxury brands while further integrating online and offline platforms.  Particularly in the fourth quarter, we upgraded our lifestyle channel named ‘Secoo Lifestyle’ to provide more upscale services in the boutique lifestyle field. In the meantime, we formed a strategic partnership with Parkson to strengthen our omni-channel network, and rapidly rolled out offline experience centers to meet huge potential demand for high-end lifestyle services in the offline market, as well as to improve user experience to our online customer base.”

Mr. Li concluded, “Looking ahead to 2018, Secoo will continue to expand our online offerings and offline presence, broaden our brand coverage, improve our global supply chain management and enhance our technical capability to further explore and strengthen our position as a leading player in the luxury consumer market, both in China and internationally.”

“We are delighted to continue to achieve strong financial performance in the fourth quarter and full year 2017 with solid growth trend and sustained profitability,” said Mr. Shaojun Chen, Chief Financial Officer of Secoo. “During the fourth quarter, we recorded 60.5% year-over-year revenue growth from the same period in 2016, and delivered net income for the sixth consecutive quarter. Our robust performance reinforces our confidence that we are on the right track to achieve our long-term corporate goal and maximize shareholder value.”

Recent Developments

•                  In the fourth quarter of 2017, Secoo successfully hosted large-scale marketing campaigns including Double 11, Black Friday and 1217 Global Luxury Festival devised by Secoo. These marketing activities not only supported the sales growth during the period but also significantly enhanced Secoo’s brand awareness.

•                  In the fourth quarter of 2017, Secoo expanded collaborations with approximately 80 brands, including 10 international brands, 33 apparel and accessories brands, 11 home lifestyle brands and 6 liquor brands. Armani, Corto Moltedo and House of Fraser have launched onto Secoo’s platform. In addition, Secoo added Versace Casa, Rosenthal and British classic porcelain brand Dunoon to its home lifestyle product selection.

•                  In the fourth quarter of 2017, Secoo expanded and upgraded “Secoo Lifestyle” business, currently covering high-end travel, boutique lifestyle, education, and health. So far, Secoo Lifestyle has signed collaboration agreements with 22 high-end tourist and travel partners, 12 health and education service providers and 21 boutique lifestyle partners.

•                  In the fourth quarter of 2017, Secoo opened four offline experience centers in Qingdao, Hangzhou, Changsha and Tianjin, respectively. Secoo officially opened Xiamen experience center officially on January 28, 2018.  On February 9, 2018, Secoo launched a flash store in Beijing Wangfujing Central.  As of March 22, the Company has opened 10 offline experience centers or theme experience stores in China and overseas.

•                  In December 2017, Secoo further cooperated with Tencent for the second year and also allied with Deloitte Consulting to jointly published “2017 China Luxury E-commerce Whitebook,” providing high-value data insights to the industry and enhancing Secoo’s influence among industry and consumers.

•                  In January 2018, Secoo formed a strategic alliance with the department store brand Parkson Group to integrate both parties’ respective resources, build an online and offline omni-channel sales service network, connect both companies’ membership programs and big data, aiming to build an integrated “New Retail” Model. In the early March 2018, Secoo and Parkson teamed up to launch “Goddess Day” promotion events in order to help drive business expansion of Secoo’s beauty and cosmetics category.

•                  In March 2018, Secoo entered into strategic collaboration with the distilled beverage group Pernod Ricard and officially entered into the field of liquor and bars business. Secoo launched its self-branded “24|7 by SECOO” ready-to-drink cocktails.  Secoo plans to open high-end bars across China with the goal to enrich offline lifestyle and experience offerings, as well as attract more target customers.

•                  In March 2018, Secoo entered a strategic cooperation with Shanghai Fashion Week and its organizer, Shanghai Textile Group. Starting from the opening of Shanghai Fashion Week on March 27, 2018, they will collaborate and build an original designer platform.

Fourth quarter 2017 Financial Results

GMV increased by 43.9% to RMB1,943.4 million (US$298.7 million) for the fourth quarter of 2017, from RMB1,350.3 million for the fourth quarter of 2016.

Total number of orders increased by 57.6% to 549.4 thousand for the fourth quarter of 2017 from 348.7 thousand for the fourth quarter of 2016.

Total net revenues for the fourth quarter of 2017 increased by 60.5% to RMB1,411.6 million (US$217.0 million) from RMB879.4 million in the fourth quarter of 2016, primarily driven by an increase in the total number of orders and merchandise sales.

Cost of revenues increased by 59.9% to RMB1,192.8 million (US$183.3 million) for the fourth quarter of 2017 from RMB746.0 million for the fourth quarter of 2016, primarily attributable to the growth of the company’s merchandise sales.

Operating expenses increased by 111.7% to RMB206.8 million (US$31.8 million) for the fourth quarter of 2017 from RMB97.7 million for the fourth quarter of 2016.

Fulfillment expenses increased by 83.8% to RMB37.5 million (US$5.8 million) for the fourth quarter of 2017 from RMB20.4 million for the fourth quarter of 2016. The increase was primarily attributable to the increase of sales transactions, resulted in the increase delivery expenses, storages, and third-party payment commissions to increase.

Marketing expenses increased by 110.9% to RMB98.3 million (US$15.1 million) for the fourth quarter of 2017 from RMB46.6 million for the fourth quarter of 2016. The increase was primarily due to the increase in our advertising expenditures and staff compensation and benefits expenses.

Technology and content development expenses increased by 79.0% to RMB18.8 million (US$2.9 million) for the fourth quarter of 2017 from RMB10.5 million for the fourth quarter of 2016. The increase was primarily due to the increase in staff compensation.

General and administrative expenses increased by 157.1% to RMB52.2 million (US$8.0 million) for the fourth quarter of 2017 from RMB20.3 million for the fourth quarter of 2016. The increase was primarily attributable to the increase in staff compensation and headcount, professional consulting fees, as well as office expenses.

Operating income for the fourth quarter of 2017 was RMB12.0 million (US$1.8 million), representing a 66.3% decrease from an operating income of RMB35.6 million for the fourth quarter of 2016.

Income tax benefit was RMB32.3 million (US$5.0 million) in the fourth quarter of 2017 compared with nil for the fourth quarter of 2016, primarily due to the reversal of valuation allowance for deferred tax assets of RMB44.0 million (US$6.8 million) for some of our operating entities that started to make profit in 2017 and forecasted to be profitable in future, offset by the current income tax expenses of RMB11.7 million (US$1.8 million).

Net income was RMB47.0 million (US$7.2 million) for the fourth quarter of 2017, increase by 74.1% from RMB27.0 million for the fourth quarter of 2016.

Non-GAAP net income, which excludes share-based compensation expenses, increased by 224.1% to RMB87.5 million (US$13.4 million) in the fourth quarter of 2017 from RMB27.0 million in the fourth quarter of 2016.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the fourth quarter of 2017 was RMB47.0 million (US$7.2 million) compared to a net loss attributable to ordinary shareholders of Secoo Holding Limited of RMB147.7 million for the fourth quarter of 2016.  This result was primarily attributable to the accretion of our preferred shares to their redemption value as of the completion of the Company’s Initial Public Offerings (“IPO”), which decreased to nil for the fourth quarter of 2017 from RMB174.7 million for the fourth quarter of 2016.

Basic and diluted net income per share was RMB1.84 (US$0.28) and RMB1.76 (US$0.27), respectively, for the fourth quarter of 2017, compared to basic and diluted net loss per share of RMB19.7 and RMB19.7, respectively, for the fourth quarter of 2016.  Basic and net income per ADS was RMB0.92 (US$0.14) and RMB0.88 (US$0.14) , respectively, for the fourth quarter of 2017, compared to basic and diluted net loss per ADS of RMB9.85 and RMB9.85, respectively, for the fourth quarter of 2016.

Basic and diluted non-GAAP net income per share was RMB3.42 (US$0.53) and RMB3.28 (US$0.50) respectively for the fourth quarter of 2017, compared to basic and diluted non-GAAP net income per share of RMB3.60 and RMB1.29, respectively for the fourth quarter of 2016.  Basic and diluted non-GAAP net income per ADS was RMB1.71 (US$0.26) and RMB1.64 (US$0.25) respectively for the fourth quarter of 2017, compared to basic and diluted non-GAAP net income per ADS of RMB1.80 and RMB0.64, respectively for the fourth quarter of 2016.

Cash, Cash Equivalents, and Restricted Cash

As of December 31, 2017, the Company had cash, cash equivalents, and restricted cash of RMB924.8 million (US$142.1 million), compared to RMB211.3 million as of December 31, 2016. The increase was primarily due to net proceeds of RMB874.9 million (US$134.5 million) raised in the Company’s IPO in September 2017.

Full Year 2017 Financial Results

GMV increased by 51.6% to RMB5,262.4 million (US$808.8 million) for full year 2017, from RMB 3,470.2 million for 2016.

Total number of orders increased by 50.7% to 1,437.0 thousand for full year 2017, from 953.7 thousand for 2016.

Total net revenues for full year 2017 increased by 44.2% to RMB3,740.5 million (US$574.9 million) from RMB2,593.8 million for 2016, primarily driven by an increase in the total number of orders and merchandise sales.

Cost of revenues increased by 42.6% to RMB3,128.4 million (US$480.8 million) for full year 2017 from RMB2,193.7 million for 2016, primarily attributable to the growth of the Company’s merchandise sales.

Operating expenses increased by 20.4% to RMB517.2 million (US$79.5 million) for full year 2017 from RMB429.4 million for 2016.

Fulfillment expenses increased by 20.9% to RMB99.1 million (US$15.2 million) for full year 2017 from RMB82.0 million for 2016. The increase was primarily attributable to the increase in total number of orders and sales transactions, which drove both of our delivery expenses and third-party payment commissions to increase.

Marketing expenses increased by 12.4% to RMB246.0 million (US$37.8 million) for full year 2017 from RMB218.8 million for 2016. The increase was primarily due to the increase in our advertising expenditures, as well as increase in overall staff compensation and benefits expenses.

Technology and content development expenses increased by 14.4% to RMB62.1 million (US$9.5 million) for full year 2017 from RMB54.3 million for 2016. The increase was primarily due to the increase in staff compensation.

General and administrative expenses increased by 48.2% to RMB110.1 million (US$16.9 million) for full year 2017 from RMB74.3 million for 2016. The increase was primarily attributable to the increase in staff compensation and headcount as well as the increase in professional service fee.

Operating income for full year 2017 was RMB94.8 million (US$14.6 million) compared from an operating loss of RMB29.2 million for 2016.

Income tax benefit was RMB31.5 million (US$4.8 million) for full year 2017 compared with nil for 2016, primarily due to the reversal of valuation allowances for deferred tax assets of RMB44.0 million (US$6.8 million) for some of our operating entities that started to make profits in 2017 and forecasted to be profitable in future, offset by the current income tax expenses of RMB12.5 million (US$2.0 million).

Net income was RMB133.4 million (US$20.5 million) for full year 2017 compared to a net loss of RMB44.6 million for 2016.

Non-GAAP net income, which excludes share-based compensation expenses, was RMB179.5 million (US$27.6 million) in full year 2017 compared to a non-GAAP net loss of RMB44.3 million for 2016.

Net loss attributable to ordinary shareholders of Secoo Holding Limited for full year 2017 was RMB69.4 million (US$10.7 million) compared to RMB640.4 million for 2016.  The decrease was primarily attributable to the accretion of the Company’s preferred shares to their redemption value as a result of its IPO, which decreased to RMB202.7 million (US$31.1 million) for full year 2017 from RMB595.7 million for 2016.

Basic and diluted net loss per share was RMB5.55 (US$0.85) for full year 2017, compared to RMB89.06 for 2016.  Basic and net loss per ADS was RMB2.78 (US$0.43) for full year 2017, compared to RMB44.53 for 2016.

Basic and diluted non-GAAP net income per share was RMB14.36 (US$2.21) and RMB13.42 (US$2.06) respectively for full year 2017, compared to basic and diluted non-GAAP net loss per share of RMB6.16 and RMB6.16, respectively, for 2016.  Basic and diluted non-GAAP net income per ADS was RMB7.18 (US$1.10) and RMB6.71 (US$1.03) respectively for full year 2017, compared to basic and diluted non-GAAP net loss per ADS of RMB3.08 and RMB3.08, respectively, for 2016.

First Quarter 2018 Guidance

For the first quarter of 2018, the Company currently expects total net revenues to be between RMB760 million and RMB775 million, which would represent an increase of approximately 35% to 38% compared from the first quarter of 2017.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 22, 2018 (8:00 PM Beijing/Hong Kong time on March 22, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	8963899

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible approximately two hour after the conclusion of the live call until March 28, 2018, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+65-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	8963899

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP net income and basic and dilutive non-GAAP net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance.  We define non-GAAP net income as net income excluding share-based compensation.  We define non-GAAP net income per share as non-GAAP net income dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define basic and diluted non-GAAP net income per ADS as basic and diluted non-GAAP net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.5063 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 29, 2017.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6200
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Alan Wang
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Merchandise sales	869,444	1,384,230	212,752	2,566,872	3,676,804	565,114
Marketplace and other services	9,915	27,364	4,206	26,950	63,651	9,783

Total net revenues	879,359	1,411,594	216,958	2,593,822	3,740,455	574,897
Cost of revenues	(746,041)	(1,192,808)	(183,331)	(2,193,676)	(3,128,441)	(480,833)

Gross profit	133,318	218,786	33,627	400,146	612,014	94,064

Operating expenses:
Fulfillment expenses	(20,385)	(37,505)	(5,764)	(82,047)	(99,064)	(15,226)
Marketing expenses	(46,607)	(98,256)	(15,102)	(218,759)	(245,989)	(37,808)
Technology and content development expenses	(10,501)	(18,791)	(2,888)	(54,262)	(62,081)	(9,542)
General and administrative expenses	(20,251)	(52,248)	(8,030)	(74,310)	(110,059)	(16,917)

Total operating expenses	(97,744)	(206,800)	(31,784)	(429,378)	(517,193)	(79,493)

Income from operations	35,574	11,986	1,843	(29,232)	94,821	14,571

Other income/(expenses):
Interest expense, net	(1,308)	(1,706)	(262)	(3,923)	(6,562)	(1,009)
Foreign currency exchange (losses)/gains	(7,294)	1,982	305	(11,418)	9,477	1,458
Others	—	2,397	368	—	4,148	637

Income/(Loss) before tax	26,972	14,659	2,254	(44,573)	101,884	15,657
Income tax benefit	—	32,302	4,965	—	31,525	4,846

Net income/(loss)	26,972	46,961	7,219	(44,573)	133,409	20,503

Loss attributable to redeemable non-controlling interest	82	125	19	82	298	46
Loss attributable to non-redeemable non-controlling interest	38	143	22	38	349	54

Net income/(loss) attributable to Secoo Holding Limited	27,092	47,229	7,260	(44,453)	134,056	20,603

Accretion to redeemable non-controlling interest redemption value	(164)	(251)	(39)	(164)	(798)	(124)
Accretion to preferred share redemption value	(174,672)	—	—	(595,742)	(202,679)	(31,148)

Net (loss)/income attributable to ordinary shareholders of Secoo Holding Limited	(147,744)	46,978	7,221	(640,359)	(69,421)	(10,669)

Net (loss)/income per share
— Basic	(19.70)	1.84	0.28	(89.06)	(5.55)	(0.85)
— Diluted	(19.70)	1.76	0.27	(89.06)	(5.55)	(0.85)

Net (loss)/income per ADS
— Basic	(9.85)	0.92	0.14	(44.53)	(2.78)	(0.43)
— Diluted	(9.85)	0.88	0.14	(44.53)	(2.78)	(0.43)

Non-GAAP net income/(loss) per ADS
— Basic	1.80	1.71	0.26	(3.08)	7.18	1.10
— Diluted	0.64	1.64	0.25	(3.08)	6.71	1.03

Weighted average number of shares outstanding used in computing net loss per share
— Basic	7,500,000	25,565,681	25,565,681	7,189,933	12,500,821	12,500,821
— Diluted	20,970,594	26,696,230	26,696,230	7,189,933	13,375,992	13,375,992

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	55,555	745,743	114,619
Restricted cash	155,792	179,014	27,514
Amount due from related party	—	38	6
Accounts receivable	20,992	54,210	8,332
Inventories, net	752,103	1,189,885	182,882
Advances to suppliers	4,108	53,016	8,148
Prepayments and other current assets	19,887	22,943	3,526

Total current assets	1,008,437	2,244,849	345,027

Non-current assets
Property and equipment, net	35,196	40,793	6,270
Other non-current assets	2,183	8,085	1,242
Deferred tax assets	—	43,981	6,760

Total non-current assets	37,379	92,859	14,272

Total assets	1,045,816	2,337,708	359,299

LIABILITIES
Current liabilities
Short-term borrowings (including short-term borrowings of consolidated VIEs without recourse to the Company of RMB200,000 and RMB142,065 as of December 31, 2016 and 2017, respectively)	200,000	142,065	21,835
Accounts payable (including accounts payable of consolidated VIEs without recourse to the Company of RMB254,537 and RMB262,576 as of December 31, 2016 and 2017, respectively.)	274,629	318,414	48,939
Amount due to related parties (including amount due to related parties of consolidated VIEs without recourse to the Company of RMB2,319 and RMB2,451 as of December 31, 2016 and 2017, respectively.)	2,319	2,467	379
Advances from customers (including advances from customers of consolidated VIEs without recourse to the Company of RMB40,891 and RMB67,604 as of December 31, 2016 and 2017, respectively. )	42,013	68,848	10,582
Accrued expenses and other current liabilities (including accrued expenses and other liabilities of consolidated VIEs without recourse to the Company of RMB194,266 and RMB348,783 as of December 31, 2016 and 2017, respectively.)	214,966	379,143	58,273
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to the Company of RMB5,254 and RMB12,051 as of December 31, 2016 and 2017, respectively.)	5,508	12,051	1,852

Total current liabilities	739,435	922,988	141,860

Non-current liabilities
Long-term borrowing (including long-term borrowing of consolidated VIEs without recourse to the Company of nil and RMB124,324 as of December 31, 2016 and 2017, respectively.)	—	124,324	19,108

Total non-current liabilities	—	124,324	19,108

Total liabilities	739,435	1,047,312	160,968

Mezzanine Equity
Series A-1 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,250,000 shares authorized, issued and outstanding as of December 31, 2016 and nil as of December 31, 2017, Redemption value of RMB180,216 and nil as of December 31, 2016 and 2017; Liquidation value of RMB125,060 and nil as of December 31, 2016 and 2017)	134,719	—	—
Series A-2 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,428,572 shares authorized, issued and outstanding as of December 31, 2016 and nil as of December 31, 2017, Redemption value of RMB205,966 and nil as of December 31, 2016 and 2017; Liquidation value of RMB142,923 and nil as of December 31, 2016 and 2017)	152,097	—	—
Series B Redeemable Convertible Preferred Shares (US$0.001 par value, 2,380,952 shares authorized, issued and outstanding as of December 31, 2016 and nil as December 31, 2017, Redemption value of RMB343,409 and nil as of December 31, 2016 and 2017; Liquidation value of RMB323,077 and nil as of December 31, 2016 and 2017)	293,455	—	—
Series C Redeemable Convertible Preferred Shares (US$0.001 par value, 1,571,973 shares authorized, issued and outstanding as of December 31, 2016 and nil as of December 31, 2017, Redemption value of RMB227,596 and nil as of December 31, 2016 and 2017; Liquidation value of RMB263,065 and nil as of December 31, 2016 and 2017)	197,987	—	—
Series D Redeemable Convertible Preferred Shares (US$0.001 par value, 3,178,652 shares authorized, issued and outstanding as of December 31, 2016 and nil as of December 31, 2017, Redemption value of RMB495,579 and nil as of December 31, 2016 and 2017; Liquidation value of RMB655,720 and nil as of December 31, 2016 and 2017)	438,683	—	—
Series E Redeemable Convertible Preferred Shares (US$0.001 par value, 2,925,658 shares authorized, issued and outstanding as of December 31, 2016 and nil as of December 31, 2017, Redemption value of RMB598,531 and nil as of December 31, 2016 and 2017; Liquidation value of RMB839,363 and nil as of December 31, 2016 and 2017)	532,511	—	—
Redeemable non-controlling interest	5,082	5,584	858

Total mezzanine equity	1,754,534	5,584	858

Deficit:
Ordinary shares (US$0.001 par value, 150,000,000 shares authorized; 7,500,000 Class A ordinary shares issued and outstanding as of December 31, 2016; nil Class B ordinary shares issed and outstanding as of December 31, 2016; 19,068,224 Class A ordinary shares issued and 18,708,629 shares outstanding as of December 31, 2017; 6,571,429 Class B ordinary shares issued and outstanding as of December 31, 2017)	47	167	25
Treasury Stock	—	(42,606)	(6,548)
Accumulated losses	(1,363,165)	(1,432,586)	(220,184)
Additional paid-in capital	—	2,763,387	424,725
Accumulated other comprehensive loss	(87,072)	(5,304)	(815)

Total deficit attributable to ordinary shareholders	(1,450,190)	1,283,058	197,203

Non-redeemable non-controlling interest	2,037	1,754	270

Total deficit	(1,448,153)	1,284,812	197,473

Total liabilities, mezzanine equity and deficit	1,045,816	2,337,708	359,299

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	26,972	46,961	7,219	(44,573)	133,409	20,503
Add:
Share-based compensation expense	—	40,528	6,229	249	46,077	7,082

Adjusted net income/(loss)	26,972	87,489	13,448	(44,324)	179,486	27,585

Adjusted net income/(loss) per weighted average shares:
Basic	3.60	3.42	0.53	(6.16)	14.36	2.21
Diluted	1.29	3.28	0.50	(6.16)	13.42	2.06

Adjusted net income/(loss) per ADS:
Basic	1.80	1.71	0.26	(3.08)	7.18	1.10
Diluted	0.64	1.64	0.25	(3.08)	6.71	1.03

Weighted average number of shares outstanding used in computing the adjusted net income/(loss) per share
— Basic	7,500,000	25,565,681	25,565,681	7,189,933	12,500,821	12,500,821
— Diluted	20,970,594	26,696,230	26,696,230	7,189,933	13,375,992	13,375,992